Exhibit 99.2

51JOB, INC.

Building 3

No. 1387, Zhang Dong Road

Shanghai 201203

People’s Republic of China

2014 EXTRAORDINARY GENERAL MEETING OF MEMBERS

TO BE HELD ON JUNE 20, 2014

PROXY STATEMENT

The Board of Directors is soliciting proxies for the 2014 Extraordinary General Meeting of Members (the “Meeting”) of 51job, Inc. (the “Company”) to be held on June 20, 2014 at 9:00 a.m., local time, or any adjournment or postponement thereof. The Meeting will be held at the Company’s principal executive offices at Building 3, No. 1387, Zhang Dong Road, Shanghai 201203, People’s Republic of China.

Members of record at the close of business on May 19, 2014 (the “Record Date”) of shares in the capital of the Company may attend the Meeting and will be entitled to attend and vote at the Meeting or any adjournment or postponement thereof. The quorum for the Meeting shall be one or more members present in person or by proxy holding not less than 33⅓% of the outstanding common shares of the Company.

A member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. Every member present in person or by proxy shall be entitled to one vote in respect of each common share held by him on the Record Date.

ORDINARY RESOLUTIONS TO BE VOTED ON

At the Meeting, an ordinary resolution will be proposed as follows:

●	That the Board of Directors of the Company be granted all powers to repurchase up to an additional US$75 million of the Company’s shares under the share repurchase program approved by the shareholders of the Company on September 30, 2008.

At the Meeting, a special resolution will be proposed as follows:

●	That the articles of association of the Company currently in effect be and are hereby amended by deleting the existing Article 22(b) in its entirely and replacing therewith the following new Article 22(b):

“(b) Subject to the provisions of the Law, the Nasdaq Rules and the Memorandum, the Company may purchase its own Shares (including fractions of a Share), including any redeemable Shares, in such manner and on such other terms as the Board may agree with the relevant Member, and may make payment therefor in any manner authorised by the Law and the Nasdaq Rules, including out of capital.”

In addition, the Meeting will transact any other business properly brought before the Meeting.

The Board of Directors recommends a vote “FOR” each resolution.

VOTING PROCEDURE FOR HOLDERS OF COMMON SHARES

For holders of the Company’s common shares, you should vote by either attending the Meeting in person or by mailing the attached proxy form as instructed therein.

VOTING PROCEDURE FOR HOLDERS OF AMERICAN DEPOSITARY SHARES

JPMorgan Chase Bank, N.A., as depositary of the American Depositary Shares (the “ADSs”), has advised the Company that it intends to distribute to all holders of ADSs the Notice of the Meeting, this Proxy Statement and an ADS Voting Instruction Card. Upon the delivery of a signed and completed ADS Voting Instruction Card as instructed therein, the depositary will endeavor, to the extent practicable, to vote or cause to be voted the amount of common shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set for in such request. As the holder of record for all the common shares represented by the ADSs, only the depositary may vote those common shares at the Meeting. Holders of ADSs may attend, but may not vote at, the Meeting or any adjournment or postponement thereof.

The depositary and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions.

If (1) the enclosed ADS Voting Instruction Card is signed but is missing voting instructions, (2) the enclosed ADS Voting Instruction Card is improperly completed or (3) no ADS Voting Instruction Card is received by the depositary from a holder of the ADSs by June 18, 2014, the depositary shall deem such holder of ADSs to have instructed it to give a discretionary proxy to a person designated by the Company to vote as the designated person so authorize.

AVAILABILITY OF PROXY MATERIALS

The proxy materials are available at http://ir.51job.com under the heading “Annual Report.” You may request a hard copy of these documents by sending an email to the Investor Relations Department at ir@51job.com or by calling +86-21-6879-6250. There is no charge to you for requesting a copy.

ORDINARY RESOLUTION

AUTHORIZE SHARE REPURCHASE

The Board of Directors has recommended, subject to shareholder approval, that the Board of Directors of the Company be granted all powers to repurchase up to an additional US$75 million of the Company’s shares under the share repurchase program approved by the shareholders of the Company on September 30, 2008. The Company’s articles of association presently require that share repurchases be approved by shareholders through an ordinary resolution.

The Board of Directors recommends a vote “FOR” the ordinary resolution to authorize an increase to the share repurchase program.

SPECIAL RESOLUTION

APPROVE AMENDMENT OF ARTICLES

The Board of Directors has approved, subject to shareholder approval, the amendment to Article 22(b) of the articles of association of the Company. The purpose of the amendment is to allow the Board of Directors to be able to determine the manner and form of share repurchase programs to respond to market changes expediently and thereby benefitting the Company and its shareholders.

The Board of Directors recommends a vote “FOR” the special resolution to approve the amendment of articles.

ACCESS TO CORPORATE GOVERNANCE POLICIES

The Company has adopted a Code of Business Conduct and Ethics which is available at http://ir.51job.com under the heading “Code of Conduct.” The committee charters for the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee of the Board of Directors is available at http://ir.51job.com under the heading “Committee Charters.”

Copies of the Company’s Code of Business Conduct and Ethics as well as the committee charters will be provided free of charge upon written request to the Investor Relations Department by mail at Building 3, No. 1387, Zhang Dong Road, Shanghai 201203, People’s Republic of China.

OTHER MATTERS

The Board of Directors knows of no other business that will be presented at the Meeting. If any other business is properly brought before Meeting, proxies in the enclosed form will give authority to the proxy holders to vote on such matters at their discretion.

By Order of the Board of Directors,

By:	/s/ Rick Yan
Director, Chief Executive Officer, President and Company Secretary

May 15, 2014